U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                               ORACLE CORPORATION
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):



                             CTW INVESTMENT GROUP


Please Vote "No" on Say on Pay proposal at Oracle Corporation's (NYSE:ORCL) Annual Meeting on October 31

Dear Oracle Shareholder,

We urge you to vote No on the Advisory Vote To Approve Executive Compensation ("Say on Pay"), and to Withhold support for the re-election of the three directors serving on the Oracle board's Compensation Committee: Bruce R. Chizen, George H. Conrades, and Naomi O. Seligman at the Oracle Corporation annual meeting on October 31, 2013. Despite the majority vote opposing the board's compensation plan at last year's annual meeting, following the strong level of opposition registered at the 2011 meeting, Oracle's board and Compensation Committee insist that "significant changes to our executive compensation program [are] not warranted." We disagree, for the following reasons:

  * Oracle CEO Lawrence J. Ellison's compensation, as well as that of the other named executive officers, far outstrips that of its self-identified peers, even though Oracle's total shareholder returns for the past 5, 3, and 1 year periods are below the mean and median for this peer group. (see
    Figure 1, 2, and 3 on reverse). While the company insists that Ellison's high pay is justified by his founder-CEO status, we note the stark contrast to other technology founder-CEOs, including Jeffrey Bezos, Lawrence Page, and the late Steve Jobs, who have received only minimal cash or stock-based compensation for many years.

  * The size of Oracle's stock option grants to Ellison are not tied to any performance measure, vest automatically without reference to performance, and payout on exercise without any adjustment for overall market or industry benchmarks.

  * Oracle's top-heavy distribution of pay, and particularly with a much larger share of options going to its named executive officers that its peers, indicates that the board and Compensation Committee need to take a broader view of human capital management (see Figure 4, reverse).

  * Oracle continues to provide personal security for Mr. Ellison at a cost of $1.5 million a year, and Mr. Ellison has again increased the number of shares pledged to cover personal indebtedness, to 215 million shares from 139 million in 2012 and 40 million in 2011.

  * After 43.5% of non-insider shareholders rejected its Say on Pay resolution in 2011, the Compensation Committee did not alter Oracle's compensation program. In 2012, 86% of non-insider shareholders rejected Oracle's Say on Pay resolution, a majority of non-insider shareholders withheld support from Compensation Committee Chairman Chizen, and roughly 49% of non-insider shareholders withheld from directors Conrades and Seligman. Nonetheless, the board and Compensation Committee again declined to make "significant changes" to its compensation program (see Figure 5, reverse).

Given the unwillingness of the board and the Compensation Committee to make significant changes to its executive compensation practices despite the clear signs of shareholder disapproval at each of the past two annual meetings, shareholders have no option but to oppose the re-election of Compensation Committee directors.

The CtW Investment Group works with union sponsored pension funds to enhance long-term shareholder returns through active ownership. These funds have $250 billion in assets under management and are substantial Oracle shareholders.

Sincerely,

/s/

Dieter Waizenegger
Executive Director


1900 L Street, NW  Suite 900  Washington, DC 20036
202-721-6060
www.ctwinvestmentgroup.com

[THE FOLLOWING IS A TEXT VERSION OF FIVE GRAPHS.]


                      Figure 1:  CEO (OR TOP NAMED EXECUTIVE OFFICER)
                                 TOTAL COMPENSATION


	2008	    2009	2010	    2011        2012        2013

Oracle $84,598,700 $84,501,759 $70,143,075 $77,559,820 $96,160,696 $78,440,657

Peer   $21,331,859 $19,420,815 $21,853,529 $42,658,106 $29,167,259 $37,795,690
Group
Mean

Peer   $15,576,355 $13,996,589 $15,652,500 $16,104,847 $17,675,554 $17,473,207
Group
Median




                      Figure 2:  NAMED EXECUTIVE OFFICERS TOTAL COMPENSATION


    2008         2009         2010         2011         2012         2013

Oracle
   $165,361,304 $190,232,806 $182,911,077 $282,932,050 $252,979,118 $213,031,987

Peer Group Mean
   $ 50,102,637 $ 42,991,201 $ 53,665,850 $ 81,548,369 $ 78,881,424 $ 64,472,206

Peer Group Median
   $ 50,473,457 $ 41,716,672 $ 40,398,121 $ 53,682,600 $ 63,625,937 $ 64,472,206




                      Figure 3:  TOTAL SHAREHOLDER RETURN


               1 Year     2 Year     5 Year

Oracle          5.7%       8.7%      12.4%

Peer Group     12.8%      14.6%      12.5%
Mean

Peer Group     10.7%      16.4%      12.7%
Median




                     Figure 4:  OPTIONS GOING TO NEOs VS. TOTAL GRANT


               2013/12    2012/11    2011/10

Oracle         19.1%      20.5%      29.8%

Peer Group      7.7%       5.95       5.0%
Average

Peer Group      7.5%        5.5%       4.3%
Median



                      Figure 5:  OPPOSITION VOTES CAST AS % OF NON-INSIDER VOTES


               2011     2012

Chizen         12.4%    56.2%

Conrades       14.0%    49.3%

Seligman       14.1%    45.0%

Say on Pay     47.6%    86.0%
